SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

Public Company

PRESS RELEASE

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting held on November 21, 2003, at 11 a.m. in the Salão Nobre of the company headquarters on the 24th floor, 65 Avenida Republica do Chile, in the city and state of Rio de Janeiro, was informed of the proposal of the Board of Directors, with a favorable opinion from the Audit Board, with the following comments:

“Petrobras recently endeavored to increase the number of investors in its securities, through programs to issue securities directed for retail investors. Mention should be made, as a major example, of the Government Severance Fund for Employees (FGTS), which added more than 337,000 small shareholders to its investor base.

These measures intends to call increasing attention of the public to the administration and performance of the company.

By adopting this strategy, Petrobras developed a new issue project, designed to attract small and medium savers, who today basically invest in savings accounts. The conceived product was called Petrobras 50 Years Fund, and proposes the following objectives:

a) to attract part of savings account investors, educating them to be future company shareholders;

b) to expand the shareholder base of the company, by spreading and popularizing the ownership of its shares and share fund quotas.

The project to be adopted should have the following characteristics:

1) Petrobras will issue bonds convertible in shares, to be acquired by the Petrobras 50 Years Fund, administrated by Caixa Econômica Federal - CEF (the federal savings bank).

2) The Petrobras 50 Years Fund would be similar to the savings account from the point of view of its yield. This fund would be sold in CEF branches, at a minimum investment value of R$ 50.00.

3) Petrobras 50 Years Fund quota holders will participate in a draw of Petrobras shares by lots, which will make the product more attractive, and contribute towards achieving the objective of spreading the company shareholders base. It is estimated that the number of draws will be over 1000.

4) At the end of a year or so, the debentures will be optionally converted in shares, should the quotation of the Petrobras PN share on the São Paulo Stock Exchange (BOVESPA) reach the strike price. The fund should, on that occasion, become a Petrobras stock fund.

5) Petrobras 50 Years Fund quota holders will be the target of a set of educational measures adopted by Petrobras, in order to encourage their continuing as company shareholders.

This educational process may attract a substantially larger base of captive investors for the company, either by converting the debenture fund in a stock fund, or by the investor’s reinvesting in quotas of a new similar fund on a recurring basis. The purpose of popularization and diversification of Petrobras investors in the local market would be achieved by repeating this operation as years goes by.

To promote the Petrobras 50 Years Fund, a marketing campaign should be released by the Institutional Communication Office, undertaken jointly with the CEF savings bank and as part of the Petrobras 50 Years campaign.”

Accordingly, the Extraordinary General Meeting then decided and approved the issue of debentures with an option to convert to preferred stock, for public placement in Brazil, restricted to R$ 300,000,000.00 (three hundred million reais), in single serie, as proposed by the company Board of Directors, pursuant to sub-item (a) of item (xvii) herein below, provided that the unplaced debentures issued by Petrobras are cancelled at earlier dates. The characteristics and conditions of the debentures are as follows:

(i) Cap of the Issue Value: up to R$ 300,000,000.00 (three hundred million reais);

(ii) Total Issue Value: pursuant to the cap of the Issue Value, the Total Issue Value will be decided by the Board of Directors at a Meeting to be held after this Extraordinary General Meeting today;

(iii) Total Quantity of Debentures: the number of debentures will be calculated by the quotient between the Total Issue Value, as fixed by the Board of Directors at a Meeting to be held after this Meeting today, and the Unit Nominal Value, as defined below;

(iv) Unit Nominal Value: this value in reais of each debenture will correspond to 160% (one hundred and sixty percent) of the closing price of each preferred share of the company on the floor of the São Paulo Stock Exchange, on the date immediately before the date of the debenture issue;

(v) Date of Issue: the date of debenture issue will be fixed by the Board of Directors at a Meeting to be held after today’s Extraordinary General Meeting;

(vi) Serial Number: single serie;

(vii) Maturity Date: the maturity day of the debentures will be fixed by the Board of Directors at a Meeting to be held after today’s Extraordinary General Meeting;

(viii) Type and Form: book entry, nominal and convertible in preferred stock issued by the company, as stated in the item referring to convertibility;

(ix) Species: unsecured and without preference;

(x) Restatement: the debentures will not be monetarily restated;

(xi) Remuneration: the debentures will be entitled to remuneration corresponding to the variation in the Reference Rate (TR), announced by the Central Bank of Brazil, plus a spread to be decided by the Board of Directors at Meeting to be held after today’s Extraordinary General Meeting;

(xii) Convertibility: (a) the debentures may be converted only when the closing quotation of the preferred share issued by the company on the regular floor of the São Paulo Stock Exchange on the sixth working day before maturity is equal to 100% (one hundred percent) or more, of the nominal unit value of the debentures on the date of issue; (b) should it be the condition indicated in (a), each debenture will be optionally convertible in preferred stock of the company capital stock, at the choice of the holders of such debentures, on the maturity date, in the proportion of one preferred share for each debenture; (c) debenture holders should be entitled to convert, if applicable, in one day, which is the fifth working day before the maturity date of the debentures, in accordance with the statement procedure to be established in the debenture issue deed; (d) the preferred shares resulting from the conversion will be entitled to full dividends decided after the maturity date; (e) the preferred shares issued as a result of the debenture conversion under the terms stated by this Meeting, will have the same characteristics and conditions and will enjoy the same rights and benefits as the other preferred shares representing the company’s capital stock, as stated in its Bylaws and any rights decided in company acts after the maturity date. Any fractions of shares arising from the conversion will be owed by the company in cash, on the maturity date, with no monetary restatement. They will be effectively paid by the tenth working day after the date when the share depositary institution confirms to the company the conversion of the debentures and delivery of the corresponding preferred shares to the debenture holders; (f) the convertibility ratio of the debentures will be adapted, with no onus whatsoever to debenture holders, in relation to splits, reverse of splits and bonuses in shares, which may occur after the date of issue, and the adjustment should adopt the same proportion established in such events; (g) pursuant to item III of §1 of Art. 170, Law no. 6404, dated December 15, 1976, the criteria adopted for fixing the issue price of the preferred shares to be issued as a result of the debenture conversion was based on the market value of these shares, since such a criteria was adapted for companies whose shares present proven liquidity in stock markets, including stocks that build up the BOVESPA Index.

(xiii) Right of Preference: pursuant to paragraph 3, Article 4 of Company Bylaws, the Board of Directors, at an ordinary meeting on November 13 this year, fixed the term of six days from the date of publishing the Announcement of Start of Distribution, including the lapse in time for exercising the right of preference to subscribe and pay up the debentures. Those shareholders who were registered in the book entry share register of the company on the date of publication of the Investors’ Notice announcing the conditions of the debentures to be fixed at a Meeting of the company Board of Directors may exercise this right. The maximum quantity of debentures that the shareholders who can exercise the right of preference may subscribe will be in proportion to their percentage holding, on that date, in the company capital stock. Company shareholders may assign or waive their right of preference.

(xiv) Distribution and Placement System: the debentures will be distributed under the system of the best efforts of placement. As an integral part of the debenture distribution process, the financial institution coordinating the distribution, hereinafter called “the Coordinator”, should form, as administrator, an investment fund in securities, hereinafter called “the Fund”, according to applicable rules and procedures, for the sole purpose of subscribing the debentures that have failed to be the subject of exercising the right of preference by company shareholders.

(xv) Condition of Debenture Placement: the balance of debentures not subscribed by company shareholders by the deadline for exercising the right of preference fixed by the Board of Directors, will be distributed publicly by the Coordinator, adopting the differentiated distribution procedure mentioned in Article 33, CVM Instruction no. 13, dated September 30, 1980, with no advance reservations, minimum or maximum batches, and the purchase orders placed by the Fund will have preference.

The Coordinator will distribute the debentures at any time within a period of up to six months from the date of registering the public distribution granted by the Securities Commission (CVM), including what will be hereinafter called “Placement Deadline”.

(xvi) Drawing Shares by Lots: to increase investments in the Fund, the Coordinator should also structure an awards mechanism for the Fund quota holders, by means of a periodical draw of batches of existing shares issued by the company, to no more than 2.4% of the net equity of the Fund every year. The costs referring to acquiring shares allocated to the draw will be incurred by the company, considering its interest in developing the Fund.

(xvii) The Board of Directors was also empowered to:

(a)	decide on the conditions addressed in items VI to VIII, art. 59, Law no. 6404, dated December 15, 1976;

(b)	to approve the cancellation of debentures that may not be placed and, if and when necessary, of debentures that are in treasury;

(c)	to decide on the other conditions relating to the securities, provided that the conditions approved for the debentures at this Extraordinary General Meeting are met, where applicable.

We also inform that both the debenture issue and constitution of the Fund depend on the analysis and concession of the relevant registrations by the Securities Commission (CVM), which will be duly requested.

The conditions of the debentures and Fund described herein may be altered, as a result of strategic decisions of the company and/or in the scope of the relevant registration processes for public distribution.

Rio de Janeiro, November 21, 2003

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.